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        Conectiv
        800 King Street
        P.O. Box 231
        Wilmington, DE 19899
                                                            [CONECTIV LOGO]

                                                                    May 11, 1999

Dear Fellow Shareholder:

     The Board of Directors of Conectiv has approved a new financial strategy intended to maximize shareholder value and position your Company for an increasingly competitive business environment.

     The strategy includes:

     - A recapitalization of Conectiv through a Common Stock buyback in order to employ a more efficient capital structure appropriate for a competitive environment;

     - The Board of Directors' intent to reduce the quarterly Common Stock dividend from $0.385 per share to $0.22 per share, effective with the next quarterly dividend. This is designed to balance the focus on total shareholder return between stock appreciation and dividend yield. The dividend policy for Class A Common Stock remains unchanged, currently a quarterly dividend of $0.80 ($3.20 annualized) per share;

     - A realignment of Conectiv's generation business by pursuing the potential sale of approximately 2,200 megawatts of nuclear and non-strategic baseload fossil generation, with safeguards to assure continued energy reliability;

     - A focus on value creation through growth of Conectiv's regulated electric and gas delivery business, the energy business and the telecommunications business; and

     - The implementation of a new productivity improvement and cost reduction program aimed at positioning the Company to have a more competitive cost structure without any reduction in quality and service.

     In the share buyback, the Company is offering to purchase up to 14 million shares of its Common Stock through a procedure known as a "Dutch Auction." This procedure allows you to decide, first, whether to tender all, part or none of the shares you own. If you decide to tender any shares, you are then allowed to decide the price within the range of not less than $23.50 nor more than $25.50 per share at which you are willing to sell those shares to the Company. Based upon the shares tendered and the prices specified by shareholders, the Company will determine the single per share purchase price within the range that will allow it to buy up to 14 million shares. ALL SHAREHOLDERS WHOSE SHARES ARE PURCHASED WILL RECEIVE THE SAME PRICE PER SHARE. Class A Common Stock shareholders are eligible to participate in the buyback through their conversion rights as explained in the enclosed materials. Shares that have been tendered and not purchased will be returned to the tendering shareholder.
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     The change in dividend policy improves our financial flexibility going forward. A targeted dividend payout ratio of 40 to 60 percent of prior year earnings is more consistent with companies operating today in a competitive environment. We believe this change in policy, coupled with the stock buyback, will provide several significant shareholder advantages.

     Management is confident that the Company's earnings prospects, combined with the effect of reduced shares outstanding, positions the Company to achieve growth in earnings per share, which should result in market value growth. In addition, the share buyback should allow those shareholders desiring a more income-oriented investment to exit their investment in the Company on more favorable terms than might otherwise be the case. However, we believe that shareholders that choose not to tender their shares also will benefit from this transaction. They will own a greater interest in a highly competitive company with substantial growth opportunities.

     If you do not wish to participate in the offer, you do not need to take any action. IF YOU WANT TO TENDER YOUR SHARES, THE INSTRUCTIONS ON HOW TO DO SO ARE EXPLAINED IN THE ENCLOSED MATERIALS. I encourage you to read carefully these materials, particularly the Offer to Purchase and Letter of Transmittal, before making any decision with respect to the buyback. Please note that the tender offer will expire at 12:00 Midnight, New York City time, on Tuesday, June 8, 1999, unless extended by the Company. IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR REQUIRE ASSISTANCE, PLEASE CONTACT THE INFORMATION AGENT, D.F. KING & CO., INC., TOLL-FREE AT 800-207-3156.

     On behalf of the Board of Directors, thank you for your continued support.

                                             Sincerely,

                                             /s/ Howard E. Cosgrove

                                             Howard E. Cosgrove
                                             Chairman of the Board, President
                                               and Chief Executive Officer